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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Laureate Education, Inc.
(Name of Subject Company—(Issuer))

L Curve Sub Inc.
M Curve Sub Inc.
Douglas L. Becker
Wengen Alberta, Limited Partnership
Bregal Europe Co-Investment L.P.
Citigroup Private Equity L.P.
KKR 2006 Limited
S.A.C. Capital Management, LLC
Snow, Phipps & Guggenheim, LLC
Sterling Capital Partners II, L.P.
Sterling Capital Partners III, L.P.
(Names of Filing Persons—(Offeror(s)))

R. Christopher Hoehn-Saric
Eric D. Becker
Steven M. Taslitz
Sterling Laureate Rollover, LP
Sterling Laureate, LP
Sterling Laureate Executives Fund, LP
(Names of Filing Person(s)—(Other Person(s)))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

David J. Sorkin, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey R. Patt, Esq.
Katten Muchin Rosenman LLP
525 West Monroe
Chicago, IL. 60661
Telephone: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$3,467,004,062	$106,438

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 51,956,902 shares of common stock, par value $0.01 per share, at $62.00 per share. The transaction value also includes the offer price of $62.00 multiplied by 3,962,599, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $106,438

Filing Party: L Curve Sub Inc., M Curve Sub Inc. and other filers.

Form or registration No.: Schedule TO-T

Date Filed: June 8, 2007

Note:    Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007. The filing fee in the amount of $3,999 reflecting the increase in the amount of the transaction value was paid in connection with the filing of the Schedule TO-T on June 8, 2007.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 8, 2007, as amended by Amendment No. 1 thereto filed on June 12, 2007 (as amended, the "Schedule TO"), on behalf of L Curve Sub Inc. and M Curve Sub Inc. (each a "Purchaser", and together the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, and other filing persons relating to the offer by the Purchasers to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Laureate Education, Inc. ("Laureate" or the "Company"), at a purchase price of $62.00 net per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated June 8, 2007 (the "Offer to Purchase"), and the related Letter of Transmittal, as they may be supplemented or amended from time to time.

        As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No.2, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO.

Item 1. Summary Term Sheet.

(1)
The information incorporated by reference into Item 1 of the Schedule TO is amended by the amendment contained in numbered point 1 of Item 3, which is hereby incorporated by reference into this Item 1 of the Schedule TO.

Item 3. Identity and Background of Filing Person.

(1)
The information incorporated by reference into Item 3 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

  SUMMARY TERM SHEET—Who is Offering to Buy My Securities?

            The second paragraph of the answer to this question is hereby amended and replaced with the following:

            Messrs. Becker and Taslitz, along with Douglas L. Becker's brother, Eric D. Becker, and one of the Company's board members, R. Christopher Hoehn-Saric, are founding members of Sterling Partners, a private equity firm. We refer to Douglas L. Becker, Eric D. Becker and Messrs. Taslitz and Hoehn-Saric as the Sterling Founders. Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P., private equity funds affiliated with Sterling Partners that we refer to as SCP II and SCP III, respectively, are among the consortium of investors that owns Parent. SCP II, SCP III and three newly formed partnerships affiliated with the Sterling Founders are referred to as the Sterling Investors.

(2)
The information incorporated by reference into Item 3 of the Schedule TO is further amended by the following amendment to the Offer to Purchase:

  SCHEDULE A

            The final paragraph under the heading "Wengen Investments Limited" of this schedule is hereby amended and replaced with the following:

          Sterling Capital Partners II, L.P., member.    Refer to "—Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P. "below.

            The sixth paragraph of the sub-heading "L Curve Sub Inc." under the heading "L Curve Sub Inc. and M Curve Sub Inc." of this schedule is hereby amended and replaced with the following:

          R. Christopher Hoehn-Saric—Director.    Refer to "—Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P." below.

            The section "Sterling Capital Partners II, L.P." of this schedule is hereby amended and replaced with the following:

          Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P.

              Each of Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P. are Delaware limited partnerships that (directly and indirectly through subsidiaries or affiliated companies or both) are principally engaged in the business of investing in equity securities. SC Partners II, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners II, L.P. Sterling Capital Partners II, LLC, a Delaware limited liability company, is the sole general partner of SC Partners II, L.P. SC Partners III, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners III, L.P. Sterling Capital Partners III, LLC, a Delaware limited liability company, is the sole general partner of SC Partners III, L.P. The principal address of each such entity is c/o Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.

              Douglas L. Becker is a special limited partner of Sterling Partners. He is a citizen of the U.S.A. Additional information is set forth above under "—L Curve Sub Inc. and M Curve Sub Inc."

              Rudolf Christopher Hoehn-Saric is a manager of Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC. He is a citizen of the U.S.A. He assumed the position of Chief Executive Officer and a Director of Educate, Inc. in June 2003. From February 2000 to June 2003, Mr. Hoehn-Saric was the Chairman and Chief Executive Officer of Sylvan Ventures, LLC, an affiliate of Laureate.

              Steven M. Taslitz is a manager and Senior Managing Director of Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC. He is a citizen of the U.S.A. Additional information is set forth below under "—Steven Taslitz and the KJT Gift Trust."

              Michael G. Bronfein is a manager and senior managing director of Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1999. He is a citizen of the U.S.A.

              Merrick M. Elfman is a manager and Senior Managing Director of Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1983. He is a citizen of the U.S.A.

              Eric D. Becker is a manager of Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1983. He is a citizen of the U.S.A.

              Jeffery R. Schechter is the Chief Financial Officer of Sterling Capital Partners II, LLC and Sterling Capital Partners III, LLC. His present principal occupation is Chief

      Financial Officer of Sterling Partners, a position he has held since 2006. From 2002 to 2006, he was Chief Financial Officer of Grotech Capital Group, a private equity firm. He is a citizen of the U.S.A.

Item 4. Terms of the Transaction.

(1)
The information incorporated by reference into Item 4 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

  The Tender Offer—Section 11. Certain Conditions to the Offer

    The first paragraph of this section shall be amended and replaced with the following:

        Notwithstanding any other provisions of the Offer, Purchasers shall not be required to, and Parent shall not be required to cause Purchasers to, accept for payment or, subject to any applicable rules and regulations of the SEC, including, without limitation, Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered shares of the Company's common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if (i) the Minimum Condition shall not have been satisfied, or (ii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur (and, except in the case of the conditions set forth in paragraphs (f), (g) or (h), be continuing):

    The last paragraph of this section shall be amended and replaced with the following:

        The foregoing conditions are for the benefit of Parent and Purchasers and may be asserted by Parent or Purchasers regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole discretion (except with respect to the Minimum Condition, the waiver or modification of which is limited as described above in "The Tender Offer—Section 1. Terms of the Offer; Expiration Date"), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and waiving such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(1)
The information incorporated by reference into Item 5 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

  SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Offer and the Merger

            The first bullet of the first paragraph under the sub-heading "Interests of Messrs. Becker and Hoehn-Saric" of this section is hereby amended and replaced with the following:

      •
      SCP II will invest $25.0 million, SCP III will invest $40.0 million and two of the newly formed entities, Sterling Laureate LP, and Sterling Laureate Executive Fund, LP, will invest $25.7 million in Parent;

            The second paragraph under the sub-heading "Carried Interests" of this section is hereby amended and replaced with the following:

            In addition, pursuant to a partnership agreement, the general partner of SCP II is entitled to receive 20% of SCP II's cumulative net profits, provided that investors in SCP II earn a return on their investment of at least 8% and the general partner of SCP III is entitled to receive 20% of SCP III's cumulative net profits, provided that investors in SCP III earn a return on their investment of at least 8%. The timing of distributions by SCP II and SCP III to their respective general partners in respect of this 20% "carried interest" depends on a number of circumstances. The Sterling Founders, together with other partners of the general partner of SCP II and SCP III, will share in any distribution of such carry interest.

            The last sentence of the second paragraph under the sub-heading "Laureate Director Compensation Arrangements and Other Interests" of this section is hereby amended and replaced with the following:

            Mr. Miller advised the Company that he has arranged with Sterling Partners so that he will not participate in SCP II's or SCP III's investment in Parent and Mr. Miller will not receive any economic benefit from the Merger realized by Sterling Partners, any of the Sterling Founders or any of their affiliates.

(2)
The information incorporated by reference into Item 5 of the Schedule TO is further amended by the amendment contained in numbered point 1 of Item 3, which is hereby incorporated by reference into this Item 5 of the Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

(1)
The information incorporated by reference into Item 6 of the Schedule TO is amended by the following amendment to Offer to Purchase:

  SPECIAL FACTORS—Purposes and Reasons of the Sterling Founders and Certain Related Persons

    The first paragraph of this section is hereby amended and replaced with the following:

              We refer to Douglas L. Becker, Eric D. Becker and Messrs. Taslitz and Hoehn-Saric, who are founding members of Sterling Partners, a private equity firm, as the Sterling Founders. Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P., private equity funds affiliated with Sterling Partners that we refer to as SCP II and SCP III, respectively, are among the consortium of investors that owns Parent. We refer to SCP II, SCP III and three newly formed partnerships affiliated with the Sterling Founders as the Sterling Investors. We refer to Messrs. Becker and Taslitz, and certain trusts and a partnership affiliated with each of them, who have committed to contribute to Parent a portion of their shares of the Company's common stock in connection with the Merger in exchange for a portion of the equity securities of Parent, as the Rollover Investors.

Item 8. Interest in Securities of the Subject Company

(1)
The information incorporated by reference into Item 8 of the Schedule TO is amended by the following amendment to Offer to Purchase:

  SPECIAL FACTORS—Certain Effects of the Offer and the Merger

          The table and footnotes immediately following the ninth paragraph of this section are hereby amended and replaced with the following:

	Ownership Prior to the Offer(1)				Ownership After the Merger(2)
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
Investor Group	$24,175	2.23%	$2,358	2.23%	$1,082,921	100.00%	$105,615	100.00%
Douglas L. Becker(3)	8,617	0.80	840	0.80	4,961	0.46	484	0.46
Steven M. Taslitz(4)	5,641	0.52	550	0.52	7,865	0.73	767	0.73
SCP II	—	—	—	—	13,061	1.21	1,274	1.21
SCP III	—	—	—	—	20,897	1.93	2,038	1.93
Sterling Laureate, LP	—	—	—	—	11,206	1.03	1,093	1.03
Sterling Laureate Executives Fund, LP	—	—	—	—	2,207	0.20	215	0.20
Sterling Laureate Rollover, LP(5)	1,419	0.13	138	0.13	2,223	0.21	217	0.21
KKR	—	—	—	—	208,969	19.30	20,380	19.30
S.A.C. Capital Management, LLC(6)	898	0.08	88	0.08	182,848	16.88	17,833	16.88
Bregal Europe Co-Investment L.P.	—	—	—	—	104,485	9.65	10,190	9.65
SPG Partners, LLC	—	—	—	—	26,121	2.41	2,548	2.41
Citi Private Equity	—	—	—	—	91,424	8.44	8,916	8.44
Eric D. Becker(7)	5,798	0.54	565	0.54	—	—	—	—
R. Christopher Hoehn-Saric	6,779	0.63	661	0.63	—	—	—	—

  (1)
  Based upon beneficial ownership as of March 31, 2007, excluding any options (whether or not exercisable), and Laureate's net book value at March 31, 2007 and net income for the twelve months ended March 31, 2007.

  (2)
  Based upon the current equity commitments (see "The Tender Offer—Section 9. Source and Amount of Funds") and Laureate's net book value at March 31, 2007 and net income for the twelve months ended March 31, 2007, and without giving effect to any additional indebtedness to be incurred in connection with the Offer and the Merger. These amounts do not include any value with respect to any interest in the net book value or net earnings of Laureate, immediately following the Merger, that may be represented by the incentive profits interests, deal profits interests or carried interests to be received by certain of the Sterling Founders and their affiliates (as described under "—Interests of the Company's Directors and Officers in the Offer and the Merger") because these interests merely represent a right to participate in the future profits of Laureate and, as such, have no readily ascertainable value as of the date hereof. They also do not reflect any post-merger ownership of options or other equity in the surviving corporation that may be held by other members of the Company's management.

  (3)
  Includes ownership by The Irrevocable BBHT II IDGT, Irrevocable Grantor Annuity Trust No. 11 and Mr. Becker's IRA.

  (4)
  Includes ownership by KJT Gift Trust.

  (5)
  Includes 36,654 shares held by Bruce Goldman, 14,929 shares held by the Goldman Family Gift Trust, 5,957 shares held by the Merrick Elfman Gift Trust, 5,304 shares held by LGG Gift Trust and 4,787 shares owned by Therese Wareham.

  (6)
  Sigma Capital Associates, LLC, an Anguilla limited liability company, owns 40,000 shares of the Company's common stock. Sigma Capital Management, LLC serves as investment adviser to Sigma Capital Associates, LLC. Sigma Capital Management, LLC is an investment manager owned by S.A.C. Capital Management, LLC.

  (7)
  Includes 7,485 shares owned by Eric D. Becker's spouse.

Item 11. Additional Information

(1)
The information incorporated by reference into Item 11 of the Schedule TO is amended by the following amendment to Offer to Purchase:

  The Tender Offer—Section 14. Miscellaneous

    The following paragraphs and bulleted text is hereby added after the first paragraph of this section:

            The Offer to Purchase and the documents incorporated by reference in the Offer to Purchase include certain forward-looking statements. These statements appear throughout the Offer to Purchase and include statements regarding the intent, belief or current expectations of Parent and the Purchasers, including statements concerning Parent's and the Purchasers' plans with respect to the acquisition of all of the Company's common stock. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things:

    •
    general economic, capital market and business conditions,

    •
    competitive factors in the industries in which Laureate operates,

    •
    changes in government regulation,

    •
    changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations,

    •
    the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement,

    •
    the outcome of any legal proceedings that may be instituted against Laureate and others following announcement of the Merger Agreement,

    •
    the inability to complete the Offer due to the failure to satisfy other conditions required to complete the Offer,

    •
    the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the Offer and the Merger and

    •
    the impact of the substantial indebtedness incurred to finance the consummation of the Offer and the Merger.

            The safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer or a going private transaction.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on June 8, 2007.*
(a)(1)(H)	Tender Offer Instruction Form.*
(a)(2)(A)	"Item 8. Additional Information—Other Material Information—Opinions of Special Committee's Financial Advisors;" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(B)	"Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee; Fairness of the Offer and the Merger" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(C)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(D)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(E)	The information contained in Annex I to the Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 under the heading "Security Ownership of Certain Beneficial Owners and Management" (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, as amended.*

(a)(5)(B)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, as amended.*
(a)(5)(C)	Press Release, dated as of June 8, 2007, concerning the Tender Offer.*
(a)(5)(D)	Notice of Merger of L Curve Sub Inc. with Laureate Education, Inc. dated June 22, 2007.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(c)	None.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.).*
(d)(2)	Amended and Restated Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership.*
(d)(3)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto.*
(d)(4)	Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11.*
(d)(5)	Amended and Restated Rollover Letter, dated June 3, 2007, between the The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership.*
(d)(6)	Amended and Restated Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership.*
(d)(7)	Amended and Restated Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited. Partnership.*
(d)(8)	Amended and Restated Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited. Partnership.*
(d)(9)	Amended and Restated Commitment Letter, dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership.*
(d)(10)	Form of Tender Agreement.*
(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership.*
(d)(12)	Rollover Commitment Letter, dated as of June 3, 2007, among Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership.*
(f)	None.
(g)	None.
(h)	None.
*
Previously Filed

Item 13. Information Required by Schedule 13E-3.

(1)
The information incorporated by reference into Item 13 of the Schedule TO is amended by the amendment contained in numbered point 1 of Item 3, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

(2)
The information incorporated by reference into Item 13 of the Schedule TO is further amended by the amendment contained in numbered point 2 of Item 3, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

(3)
The information incorporated by reference into Item 13 of the Schedule TO is further amended by the amendment contained in numbered point 1 of Item 5, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

(4)
The information incorporated by reference into Item 13 of the Schedule TO is further amended by the amendment contained in numbered point 1 of Item 6, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

(5)
The information incorporated by reference into Item 13 of the Schedule TO is further amended by the amendment contained in numbered point 1 of Item 4, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

(6)
The information incorporated by reference into Item 13 of the Schedule TO is further amended by the amendment contained in numbered point 1 of Item 8, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 25, 2007

DOUGLAS L. BECKER
/s/ DOUGLAS L. BECKER

R. CHRISTOPHER HOEHN-SARIC
/s/ R. CHRISTOPHER HOEHN-SARIC

STEVEN M. TASLITZ
/s/ STEVEN M. TASLITZ

ERIC D. BECKER
/s/ ERIC D. BECKER

STERLING CAPITAL PARTNERS II, L.P.
By:	SC Partners II, L.P., its general partner

By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director
KKR 2006 LIMITED
By:	/s/ HENRY R. KRAVIS
Name: Henry R. Kravis Title: Director

L CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
M CURVE SUB INC.
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Vice President and Secretary
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ JONATHAN SMIDT
Name: Jonathan Smidt Title: Director
BREGAL EUROPE CO-INVESTMENT L.P.
By:	Bregal General Partner Jersey Limited, its general partner
By:	/s/ PAUL A. BRADSHAW
Name: Paul A. Bradshaw Title: Director

CITIGROUP PRIVATE EQUITY LP
By:	/s/ TODD E. BENSON
Name: Todd E. Benson Title: Authorized Signatory
S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory
SNOW, PHIPPS & GUGGENHEIM, LLC
By:	/s/ IAN K. SNOW
Name: Ian K. Snow Title: Authorized Signatory
STERLING LAUREATE, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE EXECUTIVES FUND, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING LAUREATE ROLLOVER, LP
By:	/s/ TOM D. WIPPMAN
Name: Tom D. Wippman Title: Authorized Signatory
STERLING CAPITAL PARTNERS III, L.P.
By:	SC Partners III, L.P., its general partner

By:	Sterling Capital Partners III, LLC, its general partner

By:	/s/ STEVEN M. TASLITZ
Name: Steven M. Taslitz Title: Senior Managing Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on June 8, 2007.*
(a)(1)(H)	Tender Offer Instruction Form.*
(a)(2)(A)	"Item 8. Additional Information—Other Material Information—Opinions of Special Committee's Financial Advisors;" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(B)	"Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee; Fairness of the Offer and the Merger" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(C)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(D)	"Item 3. Past Contacts, Transaction, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements" of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(2)(E)	The information contained in Annex I to the Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 under the heading "Security Ownership of Certain Beneficial Owners and Management" (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Laureate Education, Inc. on June 8, 2007 in connection with the Offer).*
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, as amended.*

(a)(5)(B)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, as amended.*
(a)(5)(C)	Press Release, dated as of June 8, 2007, concerning the Tender Offer.*
(a)(5)(D)	Notice of Merger of L Curve Sub Inc. with Laureate Education, Inc. dated June 22, 2007.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc. and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.*
(c)	None.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership, and L Curve Sub Inc. (incorporated by reference to Exhibit 2.1 filed with a Form 8-K, dated June 4, 2007, by Laureate Education, Inc.).*
(d)(2)	Amended and Restated Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership.*
(d)(3)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto.*
(d)(4)	Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11.*
(d)(5)	Amended and Restated Rollover Letter, dated June 3, 2007, between the The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership.*
(d)(6)	Amended and Restated Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership.*
(d)(7)	Amended and Restated Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited. Partnership.*
(d)(8)	Amended and Restated Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited. Partnership.*
(d)(9)	Amended and Restated Commitment Letter, dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership.*
(d)(10)	Form of Tender Agreement.*
(d)(11)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership.*
(d)(12)	Rollover Commitment Letter, dated as of June 3, 2007, among Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership.*
(f)	None.
(g)	None.
(h)	None.
*
Previously Filed

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EXHIBIT INDEX